

March 7, 2013

Via E-mail
Mr. Thomas DeNunzio
President, Secretary, Treasurer and Director
Go Public, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

> **Re:** **Go Public, Inc.**
> **Form 10-12G**
> **Filed February 7, 2013**
> **File No. 000-54894**

Dear Mr. DeNunzio:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur these obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Item 1. Business, page 3
(b) Business of Issuer, page 3

2. We note your status as a blank check company. Please include disclosure regarding the effect of your status as a blank check company on the company. In particular, discuss the requirement that you comply with Rule 419 of the Securities Act. In addition, discuss the effect of compliance with state statutes, rules and regulations limiting the sale of blank check companies.

3. We note you disclose your intent to acquire a target company or business seeking the perceived advantages of being a publicly held corporation. However, please describe further why you believe your company, a reporting shell with minimal assets, would be attractive to a company seeking to become public. In other words, explain the perceived benefit for a private company in becoming public by merging with you as opposed to filing its own Form 10 registration statement under the Exchange Act. In your explanation, take into account the consideration that such private company would have to provide to you in such a transaction, the fact that you would not provide such company with a shareholder base, and your obligation to file a Form 8-K in connection with such a transaction including Form 10 information regarding the private company.

4. You state on page 3 that you have "made no efforts to identify a possible business combination." However, on page 14 you state that you "are currently devoting [your] efforts to locating merger candidates." Please revise your disclosure so that it is consistent and accurate.

Form of Acquisition, page 4

5. In the third paragraph on page 5, you state that the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders. Reference and discuss the controlling legal authority to explain how an acquisition may be accomplished with or without the approval of stockholders and provide more details on how you will structure a transaction so that it does not require stockholder approval. To provide context, disclose how Mr. DeNunzio has structured such transactions in the past.

Item 1A. Risk Factors, page 6

6. Please add a risk factor to describe the existence of, reasons for, and risks created by the language in your auditor's report regarding the substantial doubt about your ability to continue as a going concern. Please state in this risk factor, as you do elsewhere in your filing, that if your management, lenders or other investors do not loan funds to or invest funds in you, you will not be able to continue as going concern.

There may be conflicts of interest . . ., page 7

7. We note your disclosure on page 7 that "management is currently involved with other blank check companies," and your disclosure in the third paragraph on page 17 that "[your] sole officer and director, is not currently involved with other existing blank check companies." Please revise your disclosure to correct or explain any inconsistencies.

Management intends to devote only a limited amount of time…, page 8

8. Please delete the second sentence of this risk factor, as it mitigates the point of the risk.

Item 5. Directors and Executive Officers, page 16

9. Please revise Mr. DeNunzio's biography to clarify his role in Big Time Acquisition, Inc. and LMIC.

Prior and Current Blank Check Company Experience, page 17

10. Please provide disclosure regarding Mr. DeNunzio's prior blank check company experience for the past five years under this heading. Please provide the name of each prior blank check company with which he has had experience, the filing date of any registration statement, operating status, SEC file number, the date of incorporation of each blank check company, to whom each blank check company was transferred or the identity of the successor entity, the type of business combination, and consideration received in the transaction. Also, clarify whether the disclosed transactions changed the registrant's status as a shell company. It seems that Mr. DeNunzio's involvement in LMIC and Big Time Acquisition, Inc. would appear under this heading; if that is not the case, please tell us why.

Item 6. Executive Compensation, page 17

11. We note that you state on page 17 that Mr. DeNunzio "does not receive any compensation for his services rendered to [your] company since inception, has not received such compensation in the past and is not accruing any compensation pursuant to any agreement with [you]." You also disclose on page 18 that Mr. DeNunzio received shares of common stock "as compensation for his services rendered in connection with [your] corporate formation and developing [your] business concept and plan." Item 402(m) of Regulation S-K requires you to discuss all compensation, including cash and non-cash items. Please revise your executive compensation disclosure, including the summary compensation table, accordingly.

12. We note your disclosure that the board has a policy of not considering the post-transaction employment opportunities of management in considering a proposed transaction and that you "cannot guarantee that this policy will be adhered to at the time

of making a transaction determination." Please revise your disclosure to explain why you believe that the board will not adhere to its policy, and tell us whether you considered including risk factor disclosure regarding the same.

Item 7. Certain Relationships and Related Transactions, page 19

13. The amount of related party accounts payable disclosed here does not agree to the amount disclosed on the balance sheet. Please revise or advise.

Item 10. Recent Sales of Unregistered Securities, page 20

14. We note your disclosure regarding a certain stock purchase agreement you entered into with your CEO, sole director and sole stockholder. Please file the stock purchase agreement as an exhibit to your Form 10. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Item 11. Description of Registrant's Securities to be Registered, page 20

15. We note your statement in the first paragraph on page 21 that your description of certain matters relating to your securities is qualified in its entirety by the provisions of your Certificate of Incorporation and Bylaws. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

Item 12. Indemnification of Directors and Officers, page 21

16. We note your disclosure regarding the indemnification provisions in your Bylaws and reference to Delaware corporate law. We also note that Article V of your Bylaws refers to Delaware General Laws. Please revise your disclosure to discuss the implications of Delaware corporate law and the Delaware General Laws on the indemnification of your directors and officers.

Item 13. Financial Statements and Supplemental Data, page 21

Report of Independent Registered Public Accounting Firm, page F-1

17. We note that the report of your independent registered public accounting firm makes reference to your financial statements as of and for the year ended January 31, 2013. Please have your auditor revise its report to report on your financial statements for the period from inception (January 24, 2013) to January 31, 2013 as opposed to the year ended March 31, 2013.

Note 4 – Stockholders' Deficit, page F-8

18. The date disclosed here for the issuance of shares to the founder differs from the date disclosed in the Statement of Changes in Stockholder's (Deficit). Please revise or advise.

<u>Signatures, page 23</u>

19. We note that Mr. DeNunzio has signed the registration statement in his capacity as "President and CEO" of your company. We further note that you have not disclosed in Item 5 of your filing or elsewhere that Mr. DeNunzio holds the office of Chief Executive Officer or CEO. Please revise your disclosure to correct or explain any inconsistencies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 or William Thompson, Accounting Branch Chief at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551- 3797, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director